March 2, 2009
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Office of International Corporate Finance
Ladies and Gentlemen
Post-Effective Amendment No. 1 to Registration Statement on Form F-6 filed with respect to ordinary shares of Yingli Green Energy Holding Company Limited (File No. 333-142852)
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), acting on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Yingli Green Energy Holding Company Limited (the “Issuer”) hereby requests withdrawal of the above referenced Post-Effective Amendment No. 1 to Registration Statement on Form F-6, together with all exhibits thereto (the “Amendment to the Registration Statement”), because the certification under Rule 466 under the Act was inadvertently omitted.
The Amendment to the Registration Statement was originally filed with the Securities and Exchange Commission on February 25, 2009, and was not declared effective. No securities were sold in connection with the Amendment to the Registration Statement.
If you should have any questions about this application, please contact our counsel, Alex Lloyd of Clifford Chance at +852-2826-2445.
Very truly yours,
Legal entity created by the agreement for the
issuance of American Depositary Receipts
evidencing American Depositary Shares representing
ordinary shares of the Issuer
By: JPMORGAN CHASE BANK, N.A., Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President